Filed by Essex Property Trust, Inc.
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934

Subject Company: BRE Properties, Inc.
Commission File No.: 001-14306

The following excerpts are from a conference call that was held on January 31, 2014 in connection with the announcement of Essex's earnings for the quarter ended December 31, 2013:

Essex Property Trust, Inc.
Conference Call
January 31, 2014

Michael Schall:                       Now to my second topic, the merger integration update.  Since signing the agreement to merge Essex and BRE on December 19th, 2013, both companies have worked with great focus and effort to make the transition as smooth as possible.  Earlier this week we filed Form S-4 with the SEC in connection with the proposed merger and necessary shareholder votes from both Essex and BRE shareholders.  If the process proceeds without delay, we could close the merger in March.  We have enjoyed working with Connie Moore and her team as we seek our common objective of forming a pre-eminent West Coast apartment REIT.  We appreciate the incredible effort of both the Essex and BRE employees in realizing this vision and offer them our continued bank.

Merger integration planning remains in full swing and significant progress has been made.  The merger agreement provides for a cash component of $12.33 per BRE share or roughly $1 billion.  The financing of the cash component is supported by a $1 billion financing commitment from UBS and Citigroup which can be relied upon if our preferred funding sources, which are a combination of institutional joint ventures, property sales and borrowings, does not occur.

We currently have non-binding term sheets related to the formation of institutional joint ventures involving properties valued at between $800- and $900 million.  In addition, we believe that $100- to $200 million in property sales could occur before or shortly after the merger and that most of the cash required to close the merger could be generated by these activities.  We realize that the market desires greater visibility into our long-term expectations for the merger and has asked for additional information.  As noted on the call following the announcement of the merger, we cannot provide the details of our underwriting and assumptions as advised by our attorneys.  We refer everyone to the investor presentation previously filed with SEC and posted on our website and to the Form S-4 recently filed for details of the transaction.

We recognize the importance of articulating our vision with respect to the merger.  Recall from the conference call announcing the merger that our baseline financial assumptions were that the merger would be NAV neutral, accretive to Core FFO in the range of $0.05 to $0.08 per share in the year following the merger closing, and that the annual synergies will approximately equal the impacts of Prop 13.  In the Q&A we noted that the vast majorities of the assumed synergies are on the expense side of which property and corporate level expense reductions were roughly similar amounts.  We continue to believe these assumptions are achievable.  A key question is what opportunities are available over and above the baseline scenario outlined above.  As previously noted, we are in the midst of evaluating these opportunities and so conclusions have not been reached, however we'd like to share with you our list of priorities related to synergies and efficiencies to be pursued following merger consummation as follows.

First, we will reconcile pricing philosophies which are materially different despite our geographic and portfolio similarities.  Based on that reconciliation, we will adopt one company-wide standard best practice to include the renewal process, targeted turnover rates and costs, traffic and traffic sources, amenity charges and occupancy/availability ranges.

Second, we will look for opportunities to improve the financial structure of the combined companies from the perspective of risk-reward, cost of capital and Core FFO accretion.  This could, for example, involve new institutional co-investor relationships for developing communities and possibly existing properties.

Third, we will implement best practices identified during the merger integration process.  Detailed recommendations and opportunities have been compiled as we evaluate each functional area to be the basis for action plans.  For example, we expect to implement BRE's RUBS reimbursement methodology, website and procurement practices at Essex communities.  Similarly, we expect to implement Essex's approach to Craigslist promotion, resource management, redevelopment and asset management plans at BRE communities.

Fourth, we'll use our larger footprint and community proximity to negotiate lower cost relationships with vendors, create onsite operating savings and revenue management synergies.

And fifth, we will kick off a major human resource initiative focused on creating career paths that will develop talent from within the Company, improve hiring practices, provide greater regional coordination of staff and related topics.

We believe that these areas will significantly improve the overall efficiency and results of the combined entities.

Michael Dance:                       Now I will provide an update on the proposed BRE merger.  Assuming the merger closes in March, we expect to benefit from the operating efficiencies of adopting the best practices that Mike outlined in his prepared remarks after a six-month integration period.  The operating platform accretion will begin to add accretion to our 2014 Core FFO guidance in Q4 and continuing into 2015.

In connection with our financing plans for the cash component of the proposed merger, we expanded our unsecured credit facility from $600 million to $1 billion at the end of January, and added an accordion feature pursuant to which we have the flexibility to expand to $1.5 billion.  We reduced the pricing on the expanded facility by 12.5 basis points to 95 basis points over LIBOR.  In addition, we renegotiated the pricing on our $350 million term loan, reducing the spread over LIBOR by 15 basis points.  We believe this demonstrates some of the initial cost of capital advantages we can achieve with the larger platform.

At the closing of the merger, the net debt-to-EBITDA of the combined company will increase by one turn as the result of creating a joint venture which will fund the cash component of the deal.  At this time, we do not expect to use the $1 billion bridge loan to close the merger.  We expect the debt-to-EBITDA ratio will return to approximately 7.0X in the first half of 2015 through growth in net operating income and stabilizing the development pipeline for both companies.  As a result, after the merger, we will maintain the strength of our balance sheet and we'll be opportunistic when considering alternative sources of capital including asset sales, additional joint ventures, unsecured debt and common equity to finance the build-out of the development pipeline.

As disclosed in our press release, our Board of Directors declared a first quarter dividend of $1.21 per share to shareholders of record on March 14th.  The timing of the first quarter dividend is coordinated with BRE's first quarter dividend pursuant to the merger agreement.  The Board will review any increase to the annual dividend during a February board meeting and an increase, if any, approved by the Board will be effective for the second quarter dividend payment.

Additional Information About This Transaction

In connection with the proposed transaction, Essex Property Trust, Inc. ("Essex") has filed with the Securities and Exchange Commission (the "SEC") a registration statement on Form S-4 that includes a joint proxy statement of Essex and BRE Properties, Inc. ("BRE") that also constitutes a prospectus of Essex. Essex and BRE also plan to file other relevant documents with the SEC regarding the proposed transaction. INVESTORS ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, BECAUSE THEY CONTAIN IMPORTANT INFORMATION. You may obtain a free copy of the joint proxy statement/prospectus and other relevant documents filed by Essex and BRE with the SEC at the SEC's website at www.sec.gov. Copies of the documents filed by Essex with the SEC are available free of charge on Essex's website at www.essexpropertytrust.com or by contacting Essex Investor Relations at 650-494-3700. Copies of the documents filed by BRE with the SEC are available free of charge on BRE's website at www.breproperties.com or by contacting BRE Investor Relations at 415-445-3745. Essex and BRE and their respective directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. You can find information about Essex's executive officers and directors in Essex's definitive proxy statement filed with the SEC on April 1, 2013. You can find information about BRE's executive officers and directors in BRE's definitive proxy statement filed with the SEC on March 11, 2013. Additional information regarding the interests of such potential participants are included in the joint proxy statement/prospectus and other relevant documents filed with the SEC. You may obtain free copies of these documents from Essex or BRE using the sources indicated above. This document shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended.

Forward Looking Statements

This document contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements which are based on current expectations, estimates and projections about the industry and markets in which Essex and BRE operate and beliefs of and assumptions made by Essex management and BRE management, involve uncertainties that could significantly affect the financial results of Essex or BRE or the combined company. Words such as "expects," "anticipates," "intends," "plans," "believes," "seeks," "estimates," variations of such words and similar expressions are intended to identify such forward-looking statements, which generally are not historical in nature. Such forward-looking statements include, but are not limited to, statements about the anticipated benefits of the business combination transaction involving Essex and BRE, including future financial and operating results, and the combined company's plans, objectives, expectations and intentions. All statements that address operating performance, events or developments that we expect or anticipate will occur in the future – including statements relating to expected synergies, improved liquidity and balance sheet strength – are forward-looking statements. These statements are not guarantees of future performance and involve certain risks, uncertainties and assumptions that are difficult to predict. Although we believe the expectations reflected in any forward-looking statements are based on reasonable assumptions, we can give no assurance that our expectations will be attained and therefore, actual outcomes and results may differ materially from what is expressed or forecasted in such forward-looking statements. Some of the factors that may affect outcomes and results include, but are not limited to: (i) national, regional and local economic climates, (ii) changes in financial markets and interest rates, or to the business or financial condition of Essex or its business, (iii) changes in market demand for rental apartment homes and competitive pricing, (iv) risks associated with acquisitions, including the proposed merger with BRE, (v) maintenance of real estate investment trust ("REIT") status, (vi) availability of financing and capital, (vii) risks associated with achieving expected revenue synergies or cost savings, (viii) risks associated with the companies' ability to consummate the merger on the terms described or at all and the timing of the closing of the merger, and (ix) those additional risks and factors discussed in reports filed with the SEC by Essex and BRE from time to time, including those discussed under the heading "Risk Factors" in their respective most recently filed reports on Forms 10-K and 10-Q. Essex does not undertake any duty to update any forward-looking statements appearing in this document.